Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT AS OF SEPTEMBER 30, 2025*

Name	Jurisdiction of Organization
F5 Networks Australia Pty Ltd.	Australia
FCINCO Representacoes Do Brasil LTDA	Brazil
F5 Networks Canada, Ltd.	Canada
F5 Networks China	China
Shape Security, Inc.	Delaware, U.S.A.
F5 Networks SARL (France)	France
F5 Networks GmbH (Germany)	Germany
F5 Networks Innovation Private Limited (SEZ)	India
F5 Networks Innovation Private Limited (non-SEZ)	India
F5 Networks India Private Limited	India
NGINX International Ltd. (Ireland)	Ireland
F5 Networks, (Israel) Ltd.	Israel
F5 Networks, Japan G.K.	Japan
F5 Networks Mexico S de RL de CV	Mexico
F5 Networks Poland sp z.o.o.	Poland
F5 Networks Singapore Pte Ltd	Singapore
F5 Networks Iberia S.L.U. (Spain)	Spain
F5 Networks (UK) Ltd	United Kingdom
F5 Government Solutions LLC	Virginia, U.S.A.

* All other subsidiaries would not in the aggregate constitute a “significant subsidiary” as defined in Regulation S-X.